

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

March 16, 2010

Mr. Ari Muljana, Chief Financial Officer and Treasurer
Manas Petroleum Corporation
Bahnhofstrasse 9, 6341 Baar
Switzerland

      Re: **Manas Petroleum Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed April 15, 2009
             File No. 333-107002

Dear Mr. Muljana:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                     Sincerely,

                                     Chris White
                                     Branch Chief

cc: Mr. Ethan Minsky